April 29, 2014

Securities and Exchange Commission 100 F. Street, NE Washington, D.C. 20549-7410	Via Electronic Filing on EDGAR only

Re:      Premier Pacific Construction, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-192107

Dear Ms. Long:

Premier Pacific Construction, Inc. (the "Company") hereby submits responses to comments and questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated November 22, 2013 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (Amendment No. 1) filed on November 12, 2013 (the "Registration Statement").

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Registration Statement ("Form S-1/A2").  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.
Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419.”  See Security Act Release No. 33-6932 (April 28, 1992).  Your disclosure indicates that Premier Pacific Construction, Inc. has minimal revenue, no material assets, a minimal amount of cash, no firm commitments or plans for raising additional financing, no definitive agreements to provide services, and minimal current business activity.  These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419.  Please revise the registration statement to comply with Rule 419, or supplementally, provide a detailed explanation as to why Rule 419 does not apply to Premier Pacific Construction, Inc. and this offering and state on the cover page of the prospectus that you are not a blank check company and have no intention to engage in a business combination.

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 866.352.4342

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 2

RESPONSE

The Company is not a blank check company as defined by Rule 419 of Regulation C under the Securities Act of 1933, as amended, (the “Act”).

Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”  In this case, the Company has a specific plan and purpose which does not include plans to merge with an unidentified company or companies.   The Company’s business purpose and specific plan is to engage in the business of providing general contracting services as it has done for more than a decade.  In addition, the Company plans to expand its services to providing  renovations and upgrades to selling homeowners at no upfront cost upon agreement that we will get paid through escrow upon the sale of the property.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced .....”  If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies.  Please note that Securities Act Release No. 6932 does not require that the company have adequate capital to fund its operations.

Of note, Rule 419 is specifically states that it applies to an offering by a blank check company.  The Rule is directed at issuers, not selling shareholders.  Further, the securities sought to be registered have now been issued and outstanding more than one year and can be sold pursuant to the exemption contained in Rule 144 of the Securities Act 1933 and the restrictive legend contained thereon can now be removed.

In light of the above facts, per Staff’s request, the Cover Page of the prospectus has been updated to state that the Company is not a “blank check company” and has no intention to engage in a business combination.

2.
We note your disclosure that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 3

RESPONSE

The Company advises the Staff that no such written communications or research reports have been presented, published or distributed as of the date of this letter.  If such written communications and/or research reports are subsequently presented, published or distributed, the Company undertakes to provide the Staff with copies of all such documents.

3.	Please include a footnote to the calculation of registration fee table to specify the provision of Rule 457 relied upon to calculate your registration fee.

RESPONSE

The Company has revised the Registration Statement to include the requested information.

4.
Please supplementally confirm to us whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

RESPONSE

The Company confirms that neither the Company, nor its officers, directors, promoters or affiliates intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

5.
Advise us of all other registration statements of companies for which your officers and directors may have acted as promoters or in which they had a controlling interest.  Describe in detail the nature and extent of the direct or indirect relationship between your directors and officers and those companies and their affiliates.  Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

RESPONSE

There are no other registration statements of companies for which our officers and/or directors may have acted as promoters or in which they had a controlling interest.

Prospectus Cover Page

6.
Pursuant to Item 503(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling security holders will receive in this offering assuming all of the shares are sold at the offering price.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 4

RESPONSE

The Company has revised the Registration Statement to include the requested information.

7.
Please prominently disclose that the company is a “shell company” as defined by Rule 405 under the Securities Act of 1933, as amended.  Revise your disclosure throughout your prospectus, including identifying the selling stockholders as underwriters on the prospectus cover page and your risk factors section, to account for the implications of being designated a shell company.  Alternatively, please provide us with your analysis why you do not fit the definition of a “shell company.”

RESPONSE

The Company does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.   Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Company does not believe that it can be classified as having “no or nominal operations”.   From inception, the Company’s management has devoted a significant amount of time to the development of the Company’s business.  The Company has operated in the construction services industry for almost a decade.  During that time, the Company has offered, sold and received payment for general contracting services in the County of San Diego, California.  As such, the Company has realized revenue from operations.

Recently, the Company’s President has come to the conclusion that there may be opportunity to expand the business by offering remodeling and upgrading services to homeowners wishing to add value to their homes prior to selling.  A key factor of the expanded business plan is to provide services and supplies for the remodel or upgrade at no initial up-front cost to the homeowner.  Rather, the Company intends to get paid for services and supplies through escrow upon the sale of the property.  The Company fully intends to continue operations as a general construction company while developing its expanded business plan.

Management would like to point out that the Company, a previously thriving business, has definitely suffered since 2009 from the general economic downturn that affected many businesses in the United States.  This has contributed greatly to the fact that the Company presently has nominal assets.

8.	Please disclose the specific factual basis for and the context of all of Premier Pacific Construction, Inc.’s beliefs, understandings, estimates, and opinions throughout the prospectus.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 5

RESPONSE

The Company believes it had sufficiently cited authorities and/or factual basis for beliefs, understandings, estimates and opinions in the prospectus and is requesting Staff to provide specific instances where additional factual basis must be provided.

9.	Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

RESPONSE

The Company has revised the Summary section of its Registration Statement to include the requested information.

10.
Please revise your summary to clarify that you have not yet developed your business of renovation services to selling homeowners and have generated minimal revenue from operations since inception.  Please also revise your summary to clarify that you have not yet begun marketing your services to real estate brokers, have established few business relationships with local real estate brokers and that you have expended zero amounts on such activities to date.  This discussion should address your current lack of funding to execute on your business plan.  Further, in light of the fact that you have nominal cash and that customers will not contribute to the upfront costs of projects, revise your risk factors to address specifically that this makes it impossible to pursue your business plan.

RESPONSE

The Company has revised the Summary section of its Registration Statement to include the requested information.  The Company respectfully disagrees with the statement that our current lack of cash coupled with the fact that customers will not contribute to the upfront costs of projects makes it impossible to pursue our business plan in the future.  The Company’s current operations are creating revenue that may make it possible to pursue the expanded business plan in the future.  Accordingly, the Company has revised the Risk Factor entitled “We Need Additional Capital to Develop our Business” to include a statement that, in light of the fact that the Company has nominal cash and that customers will not contribute to upfront costs of projects, it will not be able to implement its plan to expand its business unless its existing operations grow or unless it obtains additional financing.

11.
Please revise your summary to discuss management’s reasons for pursuing public company status at this time in the company’s development. For example, we note that the expenses for this offering are approximately $40,000. This amount exceeds your current assets.

RESPONSE

The Company has revised the Summary section of its Registration Statement to include the requested information.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 6

Risk Factors, page 2

12.
Please include a more fulsome discussion of risk factors that are specific to your industry and your current and proposed business operations. When revising, please avoid inclusion of risk factors that are overly generic and could apply to any company.

RESPONSE

The Company has added several Risk Factors to include the requested information.

13.
Please revise to address the risk that because companies in your industry appear to consist of mostly non-public companies, a small company in your industry with the added expense of being a reporting company might have a competitive disadvantage.  Alternatively, please tell us why such a risk factor is not necessary.

RESPONSE

The Company has added a Risk Factor to include the requested information.

14.
We note that your two directors are also your two officers. Please revise to add a risk factor that addresses the risk that because your officers will determine their salaries and perquisites, there may not be funds available for net income.  Alternatively, please tell us why such a risk factor is not necessary.

RESPONSE

The Company has added a Risk Factor to include the requested information.

15.	Please consider including a risk factor noting the competitiveness of the industry in which you compete and the low barriers to entry into the market.

RESPONSE

The Company has added a Risk Factor to include the requested information.

We Need Additional Capital to Develop our Business, page 3

16.	Please clarify how long your cash on hand will permit you to operate and implement your business plan.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 7

RESPONSE

The Company has revised the Risk Factor to as requested.

You Will Experience Dilution Of Your Ownership Interest . . ., page 7

17.
We note reference to “shares of [y]our common stock [that] are currently quoted on the OTCBB and/or OTCQB” [emphasis added].  As your shares of common stock are not yet listed or quoted on any existing exchange or over-the-counter market, please revise.

RESPONSE

The Company has revised the Risk Factor to as requested.

18.	Because you will not be issuing new shares in this offering, please explain how shareholders will experience dilution.

RESPONSE

The Company had included a Risk Factor entitled You Will Experience Dilution Of Your Ownership Interest Because Of The Future Issuance Of Additional Shares Of Our Common Stock which, in our opinion, contains the requested information.

Selling Security Holders, page 9

19.
Please reconcile the disclosure under the Plan of Distribution that you estimate the expenses of registration to be approximately $40,000 with the disclosure on page 37 that the estimated costs of the offering is $8,804. Further, given your existing cash assets as of June 30, 2013 and your disclosure that you have no agreements or commitments for future financing, please explain how you plan to pay the existing registration expenses, including legal and accounting fees, as well as fund business operations. If you anticipate seeking loans from your controlling shareholders, please advise and disclose accordingly.

RESPONSE

The Company has revised and reconciled the estimated expenses related to registration of the shares in the section entitled “Plan of Distribution.”  We plan to pay the existing registration expenses through income from our existing operations.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 8

Description of Securities to be Registered, page 12

20.
We note disclosure that there are currently “1,586,000 shares of common stock issued and outstanding.” We contrast this to disclosure in footnote (1) on page 1 that there are “1,286,000 shares of common stock outstanding as of November 5, 2013” and disclosure on page 15 that “[a]ll 1,286,000 of the presently outstanding shares of common stock . . . .” Please revise this apparent inconsistency with regards to shares currently issued and outstanding.

RESPONSE

Reference to “1,586,000 shares of common stock” in the section entitled “Description of Securities to be Registered” was a typographical error, which has been corrected.

Description of Business, page 13

The Company, page 13

21.	Please revise to specify the locations and geographic markets you will target for your renovation and remodeling services.

RESPONSE

The Company has revised the Registration Statement to as requested.

22.
We note your disclosure on page 13 that Mr. Francella has “initiated efforts to build strategic partnerships with local real estate brokers who represent selling homeowners with properties that can be renovated to produce higher resale value.”  Please revise your disclosure to clarify (i) what specific efforts Mr. Francella has initiated, (ii) what geographic area you mean by “local,” (iii) what factors determine which properties can be renovated to produce a higher resale value, and (iv) what factors are considered in deciding what type of renovations are made on a particular property to enhance resale value.

RESPONSE

The Company has revised the Registration Statement to as requested.

Employees, page 14

23.
We note your disclosure on page 14 that Richard Francella works 30 hours per week as a general contractor. Please revise your disclosure to clarify how many hours per week Mr. Francella will devote to the company’s business.  Please also clarify how many hours per week Sara Francella will devote to the company’s business.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 9

RESPONSE

The Company has revised the Registration Statement to as requested.

24.
We note your disclosure on page 14 that you have “no employees other than Richard Francella, [y]our President and Director. . . .”  In light of your disclosure that Sara Francella serves as your Chief Financial Officer and Secretary, presumably employee positions with your company, please revise your disclosure, or advise.

RESPONSE

Sara Francella resigned as the Company’s Director, CFO and Secretary in December 2013.

Business Development, page 14

25.	We note reference to “financing proceeds.” As it does not appear that you have any arrangements or commitments for financing, please revise to clarify accordingly.

RESPONSE

The Company has revised the Registration Statement to as requested.

Description of Property, page 14

26.
Please explain whether your principal executive offices are on property owned by the company or are leased. If leased, please describe the terms of the lease and file a copy of the lease agreement as an exhibit to the registration statement.

RESPONSE

The Company has revised the Registration Statement to as requested.  The Company did not enter into a written agreement with Mr. Francella for the use of property for its principal executive offices.

Rule 144 Shares, page 15

27.
Please note that Rule 144 may not be available for the resale of securities initially issued by shell companies because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. In this regard, please see Rule 144(i) and SEC Release No.33-8869 (2007). Please revise your disclosure accordingly.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 10

RESPONSE

As described above, the Company does not believe it is a “shell company.”  Therefore, we did not make any revisions to this section.

Financial Statements, page 16

General

28.	Please update your financial statements and corresponding financial information included throughout the filing to comply with Rule 8-08 of Regulation S-X.

RESPONSE

The Company has revised the Registration Statement to as requested.

29.
Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

RESPONSE

The Company’s auditor has revised the Footnotes as requested.

30.
Your balance sheet includes a line item described as deficit accumulated during development stage. Please clarify if you are a development stage company pursuant to ASC 915. If you determine that you are a development stage company, please address the following:

●	Please revise your financial statements to clearly indicate that you are a development stage company at the top of each financial statement pursuant to ASC 915-205-45-4;

●
Please present cumulative amounts since inception on the statements of operations pursuant to ASC 915-225-45-1 and on the statements of cash flows pursuant to ASC 915-230-45-1. We remind you that the cumulative amounts from inception through the latest audited balance sheet should be audited as well and referred to in the auditor report provided on page 16; and

●	Please provide the disclosures required by ASC 915-235-50.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 11

RESPONSE

Reference to the Company as a “Development Stage Company” was in error.  The Company’s auditors have deleted any such reference in the updated financial statements and footnotes filed concurrently with the amended Form S-1 (Amendment #2).

Management Discussion and Analysis of Financial Condition and Results of Operations, page 28

Plan of Operations, page 28

31.
We note your disclosure on page 28 that [o]ver the past two years, [you] have had little revenue from operations and limited assets.” We also note your disclosure on page 29 that in “the event that [you] are unable to earn enough revenue from operations, [you] will endeavor to proceed with [your] plan of operations by locating alternative sources of financing.”  In light of your minimal revenue from operations in the past two years, your estimated offering expenses of $40,000, anticipated marketing expenses of between $15,000 and $21,000, and your existing cash balance, please briefly explain why you believe prospective investors should bear the risk that you will be unable to raise sufficient funds either through operations or through financing arrangements to implement your business plan.

RESPONSE

Risk is inherent with any investment.  As such, we respectfully decline to provide an elaborate explanation why we believe prospective investors should bear the risk that will be unable to raise sufficient funds either through operations or through financing arrangements to implement our business plan.

32.
Please revise to clarify that the amount of funds necessary to implement your marketing activities and plan of operation cannot be predicted with any certainty and may exceed any estimates you set forth.

RESPONSE

The Company has revised the Registration Statement to as requested.

Liquidity and Capital Resources, page 30

33.
Please expand this section to discuss the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 12

RESPONSE

The Company has revised the Registration Statement to as requested.

34.	Please expand your disclosure to include a description of how Premier Pacific Construction, Inc. has funded its operations in the past two fiscal years.

RESPONSE

The Company has revised the Registration Statement to as requested.

35.
Please expand your disclosure to quantify the extent to which you are currently using funds in your operations on a monthly basis.  Further, please discuss your long-term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

RESPONSE

The Company has revised the Registration Statement to as requested.

Directors and Executive Officers, page 30

36.
Please revise the narrative descriptions of Richard Francella and Sara Francella’s business experience to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should each serve as directors in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

RESPONSE

The Company has revised the Registration Statement to as requested.  Please note that Ms. Francella resigned as the Company’s Director, CFO and Secretary in December 2013.

37.
Please state the nature of any family relationships between any director and executive officer, including between Richard Francella, Sara Francella and Robert Francella.  Refer to Item 401(d) of Regulation S-K.

RESPONSE

As a result of Ms. Francella’s resignation in December 2013, Richard Francella is the sole officer and director of the Company.  As such, no additional disclosure is necessary.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 13

38.
We note your disclosure on page 33 that “[a]ll compensation to Mr. Francella was for contracting services provided on behalf of the Company.” As your compensation tables reflect zero compensation to either Mr. Robert Francella or Ms. Richard Francella, please clarify what contracting services you are referring to, whether Mr. Francella refers to Robert or Richard, and please specify the amounts paid.

RESPONSE

“Mr. Francella” did refer to Richard Francella.  No compensation was paid to Richard Francella, and as such, the statement was removed.

Signatures, page 40

39.
Please revise your signature block to conform with the requirements of Form S-1 such that it includes “. . . in the City of ______, State of _____, on______, 20___” as applicable.  Refer to the signature requirements in Form S-1.

RESPONSE

The Company has revised the Registration Statement to as requested.

40.
Please include separate signature blocks for your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions to sign in their individual capacities.  Refer to Instruction 1 to “Signatures” in Form S-1.

RESPONSE

The Company has revised the Registration Statement to as requested.

Exhibit 23.1

41.
Please provide a currently dated consent from your auditors which refers to the appropriate report date.  In this regard, we note that the consent provided in the Form S-1 filed on November 6, 2013 referred to a report date of November 4, 2013 which is different than the date of the report provided on page 16 of the Form S-1/A#1 filed on November 12, 2013.

RESPONSE

The Company has provided a currently dated consent from its auditors as requested.

Ms. Pamela Long
Securities and Exchange Commission
April 29, 2014
Page | 14

Regards, SYNERGEN LAW GROUP /s/ Karen Batcher Karen A. Batcher, Esq. kbatcher@synergenlaw.com

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